UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026 (Report No. 4)

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Amendment No. 1 on Form 6-K/A (this “Amendment”) amends the Report of Foreign Private Issuer on Form 6-K furnished by InterCure Ltd. (the “Company”) to Securities and Exchange Commission on August 26, 2026 (the “Original Form 6-K”). The Original Form 6-K inadvertently reported the purchase price per Unit and the exercise price per Ordinary Share underlying the Warrants without accurately giving effect to the Company’s 1-for-5 reverse share split, which became effective on August 24, 2026. This Amendment corrects those amounts. Except as expressly set forth herein, this Amendment does not amend, update or otherwise modify the Original Form 6-K.

As previously disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K furnished on June 22, 2026, the Company entered into a binding term sheet with certain investors relating to a private placement. Subsequently, between August 12, 2026 and August 25, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors, including Mr. Alexander Rabinovich, the Company’s Chief Executive Officer and Chairman of the board of directors, relating to a private placement offering (the “Offering”) of 1,579,028 units, each consisting of one ordinary share, no par value, of the Company (an “Ordinary Share”) and one warrant to purchase one Ordinary Share (a “Warrant”), at a purchase price of $4.71 per unit. Each Warrant is exercisable for a period of five years from the date of issuance at an exercise price of $7.07 per Ordinary Share.

The Offering was completed between August 12, 2026 and August 25, 2026; provided, however, that shareholder approval is required solely with respect to the participation of Mr. Rabinovich, who is also the beneficial owner of approximately 25% of the Company’s outstanding Ordinary Shares, in the Offering. The participation of all other investors in the Offering was not subject to shareholder approval.

The gross proceeds to the Company from the Offering were $5.3 million, not including the proceeds from Mr. Rabinovich, which are expected to be approximately $2.1 million. The Company intends to use the proceeds from the Offering for working capital purposes and to rehabilitate the Nir Oz facility of its wholly owned subsidiary, Canndoc Ltd.

The securities issued with respect to the Offering were exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act and/or Rule 903 of Regulation S promulgated thereunder. The securities have not been registered under the Securities Act and may not be sold in the United States absent registration or an exemption from registration.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Securities Purchase Agreement and the Warrants are qualified in their entirety by reference to the full text of the forms of the Securities Purchase Agreement and Warrant, copies of which are filed as Exhibits 10.1 and 4.1, respectively.

Safe Harbor Statement

This Report of Foreign Private Issuer on Form 6-K contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when discussing the receipt of shareholder approval, and the use of the proceeds from the Offering. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by the Company with the SEC.

Exhibit No.
4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: August 27, 2026	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer